Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

References are made to the listing document of the Company dated 31 December 2013 (the “Listing Document”) and the announcements of the Company dated 14 March 2014 and 24 March 2014, respectively (the “Announcements”) in relation to, among other things, the details of coal mine consolidators in Guizhou. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document and the Announcements.

COAL MINE CONSOLIDATOR

As disclosed in the Listing Document, in recent years, the Guizhou government has introduced a number of measures to encourage the consolidation of the coal mining industry and has announced plans to, eliminate small-scaled coal mines in Guizhou province with an annual production capacity of below 300,000 tonnes for each single mine, reduce the total number of coal mining enterprise groups in Guizhou province to below 100, and reduce the total number of coal mines in Guizhou province to approximately 1,000 by 2015.

In order to conduct any merger and restructuring of coal mines under the Guizhou government’s coal mine consolidation policy, a coal enterprise must qualify as a coal mine consolidator. As disclosed in the Listing Document, among others, Guizhou Feishang Energy Co., Ltd.（貴州飛尚能源有限公司）(“Feishang Energy”) (an associate of Mr. Li Feilie, the Chairman of the Company and the Controlling Shareholder) has been assessed as meeting the requirements of coal mine consolidator in Guizhou province.

On 6 June 2014, Guizhou Provincial Coal Mining Enterprises Merger and Reorganisation Work Leading Group Office*（貴州省煤礦企業兼併重組工作領導小組辦公室）published a notice to announce that, among others, Feishang Energy has been officially designated as a coal mine consolidator in Guizhou province. In fulfilling its obligations as a coal mine consolidator, Feishang Energy may acquire or consolidate other coal mines in Guizhou province. The Company’s indirect wholly-owned subsidiary, Guizhou Puxin Energy Co., Ltd.（貴州浦鑫能源有限公司）(including its subsidiaries and their anthracite mines), as an affiliated entity of Feishang Energy, will be deemed as a coal mine consolidator after Feishang Energy has been officially designated as a coal mine consolidator.

DEED OF NON-COMPETITION

As disclosed in the Listing Document and the Announcements, the Controlling Shareholders, Feishang Energy and Feishang Enterprise Group Co., Ltd.（飛尚實業集團有限公司）(an associate of Mr. Li Feilie, the Chairman of the Company and the Controlling Shareholder) executed the Deed of Non-Competition, pursuant to which each of them has, among other things, granted to the Company certain rights of first refusal and first offer (“Rights of First Refusal and First Offer”) and option to purchase (“Option to Purchase”). Please refer to the Listing Document and the Announcements for details. Shareholders and potential investors should note that the Company may or may not exercise the Rights of First Refusal and First Offer and/or the Option to Purchase granted to it under the Deed of Non-Competition. In the event that the Company shall exercise the Rights of First Refusal and First Offer and/or the Option to Purchase, the Company will comply with the relevant requirements under the Listing Rules as and when appropriate.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

By order of the Board

FEISHANG ANTHRACITE RESOURCES LIMITED
LI Feilie

Chairman

Hong Kong, 6 June 2014

As at the date of this announcement, the executive directors of the Company are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and the independent non- executive directors of the Company are LO Kin Cheung, HUANG Zuye and GU Jianshe.

*　For identification purpose only